UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-255865 and 333-271884).

EXPLANATORY NOTE

Issuance of Equity and Convertible Debt

On July 7, 2025, Sequans Communications S.A. (the “Company”) completed its previously announced transaction involving the issuance of (i) (a) 117,198,762 American Depositary Shares (the “ADSs”), each ADS representing 10 ordinary shares, nominal value €0.01 per share, of the Company, and pre-funded warrants to purchase up to an aggregate of 22,245,852 ADSs and (b) common warrants to purchase up to 20,916,680 ADSs (or pre-funded warrants in lieu thereof), at a combined purchase price of $1.40 per ADS and common warrant, or $1.39 per pre-funded warrant and common warrant, contributing gross proceeds to the Company of approximately $195 million (the “Equity Financing”) and (ii) $189 million in principal amount of secured convertible debentures due July 7, 2028, at an original issue discount of four percent, and common warrants to purchase up to 20,249,997 ADSs (or pre-funded warrants in lieu thereof), contributing gross proceeds to the Company of approximately $181 million (“Debt Financing” and, together with the Equity Financing, the “Financing”), bringing total gross proceeds received by the Company from the Financing to approximately $376 million.

The Financing was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Issuance of Press Release

On July 8, 2025, the Company issued a press release announcing the closing of the Financing, a copy of which is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

No Offer or Solicitation

Neither this Form 6-K nor the exhibit attached hereto shall constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated July 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: July 8, 2025	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer